Exhibit 2.1

Liberty Resources Acquisition Corp.

CONFIDENTIAL

May 16, 2022

Markmore Energy (Labuan) Limited

43-G The Boulevard Mid Valley City

Lingkaran Syed Putra

59200 Kuala Lumpur

Malaysia

c/o: Tan Sri Halim Saad, Executive Chairman

Re:	Acquisition Letter

Dear Tan Sri:

We refer to our Letter of Intent dated 28 February 2022 where we had expressed our interest to acquire your wholly owned subsidiary, Caspi Oil Gas LLP (“COG” or the “Company”). We write this Acquisition Letter (this “AL”) to make an offer to acquire the Company based on the terms and conditions herein contained. This AL provides for the salient terms and conditions of the business combination (the “Proposed Acquisition”) involving Liberty Resources Acquisition Corp., a Nasdaq-listed exempted company incorporated in the State of Delaware (NASDAQ: LIBY) (the “Public Entity”), and the Company (the Public Entity and the Company together shall be referred to as the “Parties” and each as a “Party”).

We understand that COG is the concession owner of the Rakushechnoye Oil Field, located in West Kazakhstan. The Rakushechnoye License Block is located onshore Caspian Sea of the Mangyshlak peninsula, West Kazakhstan. It covers an area of about 287 sq km in the south-western Manghystau Province. The nearest township Kuryk is about 40 km to the northwest. The capital city Aktau of the Mangistau oblast is 105 km to the North. Geologically the field lies within the South Mangyshlak sedimentary basin and the two largest fields, Zhetybai and Uzen, are located approximately 65 kilometers to the north and 85 kilometers to the northeast respectively (see figure below).

Suite 500, 78 SW 7th Street

Miami, Florida 33130

United States of America

As of today, a total of 47 exploration, appraisal and development wells have been drilled within the licensed area; 279 km 2D seismic of various vintages and 245.88 km2 of 3D seismic covering the entire licensed area have been acquired. The 3D data set was of reasonably good quality.

Subsoil User Rights and Licenses

We understand that Rakushechnoye License Block covers an area of about 287 sq km which comprises an allotment of current production area and exploration lease area as described in the figure below:

As stated in the legal due diligence report on COG by Kinstellar, under the current concession agreement, the current production license valid until 25th August 2025 and COG has the rights to produce oil until the expiry date. Liberty is committed to secure new production license up to 25 years based on Klarenco’s development plan.

Based on current concession agreement and also as reported in the legal due diligence reports by Kinstellar, Liberty was made aware that the exploration license (outside northern & Southern field) held by COG will be expiring in December 2022. As a result of the expiry of the exploration license by December 2022, the entire exploration lease area to be recalled by the government of Kazakhstan.

As reported by Klarenco in their reserve’s valuation report, the valuation of hydrocarbon at Rakushenoye oil field is entirely on production license area. No reserves or value of reserves from the exploration area was incorporated in the Klarenco valuation report. As suggested by COG, Liberty to keep the exploration area until the expiry date and to be recalled by the government upon the expiry date based on the following reasons:

i.	Due to financial constrain to meet the obligation to secure further extension of exploration license beyond December 2022. In-order to secure the further extension, COG must meet the following obligation by December 2022:

1)	Signing of Addendum 13;

2)	Wells infrastructure development;

3)	Drilling of 5 wells;

4)	Re-entry of 22 wells;

Significant capex is required to meet the above obligation under the current exploration license and it is unlikely for COG to meet the obligation within the limited timeline by December 2022.

ii.	The current valuation of Rakushechnoye oil field as reported by Klarenco is entirely based on production license area. Exploration area does not constitute any further upside value for COG. Furthermore, significant capex is required to undertake exploration activities annually and to maintain the large area of exploration field. Therefore, its financially not feasible to maintain the exploration license beyond year 2022.

iii.	The current total recoverable reserves of oil, gas and condensate will secure COG to produce the hydrocarbon for the next 20 – 25 years.

iv.	Based on exploration activities implemented by COG in the past, significant capex was spent to drill exploration wells but no positive result of discovery of new reserves. Figure below shows the wells drilled by COG in the production license area and exploration license area:

Exploration License Area

The area on the figure above represent exploration area and drilling of wells implemented by COG in the past. However, as confirmed by COG no oil was found or discovered in the exploration area after such exploration activities undertaken by COG. Therefore, based on historical data and past exploration activities implemented by COG, COG believe that the discovery of oil within the exploration area is unlikely to achieve. -

Based on Final Competent Person’s Report (CPR) dated March 2022 conducted by Klarenco LLC (“Klarenco”) on Rakushechnoye Field, the summary of In-Place and recoverable 2P Reserves of Rakushechnoye Field are as outlined in the table below:

Oilfield units											
№	Horizon	Gas-in-place (GIIP), Bcf			Condensate-in-place (CIIP), MMBO			Oil-in-place (OIIP), MMBO			Solution gas, Bcf		
		Recoverable, Bcf			Recoverable, MMBO			Recoverable, MMBO			Recoverable, Bcf		
		Reserves			Reserves			Reserves			Reserves		
		1P	2P	P3	1P	2P	P3	1P	2P	P3	1P	2P	P3
1	K_1v							1	3		1	2	
								0	1		0	1	
2	J_3oxf							4	297		3	275	
								1	104		1	96	
3	J-IV							8	14		7	13	
								2	4		2	4	
4	T_3							2	3		0	1	
								1	1		0	0	
5	T_2Ao							1	1		1	2	
								0	0		0	0	
6	T_2A	74	365		12	59		8	82		12	124	
		67	329		7	33		1	14		2	22	
7	T_2B							2	8		4	13	
								0	1		1	2	
Total in-place RESERVES		74	365	0	12	59	0	23	409	0	27	430	0
Total Recoverable RESERVES		67	329	0	7	33	0	5	126	0	6	125	0
		Contingent resources			Contingent resources			Contingent resources			Contingent resources		
		1C	2C	C3	1C	2C	C3	1C	2C	C3	1C	2C	C3
1	K_1g								27			25	
									7			6	
2	J-X	4	20		0								
		4	18		0								
3	J-XIII	45	842		0	7							
		41	758		0	4							
4	T_2B'								33	3		51	4
									6	6		9	1
Total in-place CONTINGENT		49	862	0	0	7	0	0	60	3	0	76	4
Total Recoverable CONTINGENT		45	776	0	0	4	0	0	13	6	0	15	1
GRAND Total in-place RESERVES+CONTINGENT		123	1227	0	12	66	0	23	469	3	27	506	4
GRAND Total Recoverable RESERVES+ CONTINGENT RESOURCES		112	1105	0	7	37	0	5	139	6	6	140	1

In summary, total recoverable 2P reserves are as follows:

Recoverable Free Gas & Solution Gas reserves	205 MBOE
Condensate Reserves	37 MBbl
Oil Reserves	139 MBbl
TOTAL Recoverable Reserves	381 MBOE

Based on Klarenco’s CPR report, the valuation of reserves for an assumed production of 87,7 million barrels of oil and 153 BCF or 25 MBOE of sales gas, the economic results indicate an NPV at 10% discount rate amounting to US$427.7 million; an IRR of 30.6%, PVI of 1.71 and dynamic pay out time of 6.9 years.

The Klarenco assessment is based on a high level ‘notional’ field development plan with an ‘order- of-magnitude’ +/- 30% accuracy, cost basis. The Company will need to undertake detailed front-end engineering design (FEED) studies, to firm up the design and obtain accurate cost estimates. Any final development plan, including its reserves basis, will be subject to approval by the Kazakh Authorities.

The remaining volumes that are estimated to be potentially recoverable, but for which no definite plans are in place, have been classified as Contingent Resources (Table).

Reserves	2P Recoverable	Total Oil Reserve Utilised	Remaining Un-utilised Reserves
Oil Reserves	139 MBbl	87.7 MBbl	51.3 MBbl
Gas Reserves	205 MBOE	25MBOE / 153 BCF	180 MBOE
Condensate Reserves	37 MBbl	-	37 MBbl
TOTAL	381 MBOE	112.7 MBOE	268.3 MBOE

As proposed by COG in their revised investment portfolio to Liberty dated February 14, 2022, the oil drilling program would be implemented in two (2) phases and will be commenced from year one (1) as followings: -

1)	Implementation of production resumption plan which were developed by NIPI Neftagas (“NIPI”). The implementation of production resumption plan and drilling activities will be commenced from year 1 onwards with lower production volume between 6,000 bbd – 9,000 bbd over the period of 2 -3 years.

2)	Implementation of commercial production of oil based on development program developed by Klarenco. The commercial production to be commenced upon completion of Central Processing Complex (CPC) by the operator.

The operatorship of oil drilling activities would be undertaken by COG based on detailed production resumption phase of oil drilling program developed by NIPI at Rakushechnoye Field.

COG to finance the drilling and production costs as estimated by NIPI and Klarenco in their reports for the implementation of oil drilling program.

As proposed by COG in their revised investment portfolio to Liberty dated February 14, 2022, the implementation of Central Processing Complex (CPC) / Gas Processing Plant (GPP) to be implemented by COG and outsourced operator of Rakushechnoye Field through Joint Investment Agreement (JIA).

A Framework Agreement has been executed between Markmore Energy (Labuan) Limited, CN Asia Corporation Berhad and Caspi oil Gas LLP in relation to;

1)	the drilling, extraction, processing and production of natural gas extracted from the Rakushechnoye Field in the Republic of Kazakhstan; and

2)	the establishment of the Control Processing Complex (CPC) in Ak Kum, Mangistau Province, Republic of Kazakhstan to process the natural gas to produce liquefied petroleum gas and condensate.

CN Asia has the technical standing, experience, expertise and competency to carry out the development and production operations and generally all and any works relating to the petroleum operations. CN Asia, pursuant to the invitation of COG with the concurrence of MELL has agreed to participate in as a joint-venture partner to develop the CPC.

A summary of operatorship and hydrocarbon production plan to be implemented are as follows:

No.	Description	Operator
1.	Implementation of Production Resumption Plan	To be implemented by COG based existing wells
2.	Implementation of Commercial Production of Oil	To be implemented by COG based on development plan developed by Klarenco / PGS
3.	Implementation of CPC / GPP Construction	To be implemented by CN Asia & COG pursuant to Joint Investment Agreement (JIA) executed on 11.04.2022
4.	Implementation of Commercial Production of Condensate / Gas / LPG	To be implemented by CN Asia pursuant to JIA

Sharing of production output as stipulated in the JIA are as follows:

No.	Description	Output Sharing Ratio
1.	Production of Crude Oil	100% belongs to COG
2.	Production of Condensate	40% belong to COG & 60% belongs to CN Asia
3.	Production of LPG	100% belongs to CN Asia
4.	Production of Gas	100% belongs to COG

As a result of JIA signed between Markmore, COG and CN Asia, COG believe that the commercial and financial benefits to Liberty are as follows:

a)	It will meet the criteria set by Liberty in its presentation to seed investors that Liberty will be “asset light” with low debt. Thus, outsourcing the operatorship to third party is the best option for Liberty.

b)	As stipulated in the JIA, the construction cost of CPC to be entirely financed by CN Asia. Therefore, with “NIL” investment on CPC, Liberty is entitled for 40% of Condensate produced and 100% of Associated gas produced by the operator.

c)	As stipulated in JIA, an Outsourcing fee equivalent to 15% of US$285M or US$42.7M is payable to CN Asia by Markmore in the form of cash or equity interest in CN Asia. Upon completion of CPC, Liberty to reimburse the outsourcing fee paid by Markmore, either by the way of cash payment to Markmore or to participate in the equity ownership of CN Asia.

d)	Liberty would able to generate early cash inflow as a result of pre-sell or forward contract sale of oil. As per the JIA, CN Asia is obligated to pay COG an amount of US$35M in year 1 and year 2 respectively. The cash inflow will allow Liberty to commit to early dividend distribution to its shareholders and also to utilise some cash for oil drilling capex.

e)	As per Klarenco reserves report, the valuation of COG is entirely based on oil reserves. However, outsourcing agreement with CN Asia and CPC contract as per JIA, it gives further value to the condensate reserves. Liberty is entitled to 40% of total condensate produced.

f)	Based on the CPC Contract as stipulated in the JIA, Liberty is allowed to treat the oil produced in CPC by without having to invest in the construction of CPC. The treated oil fetches higher value for export market.

One of the main requirements for the Field is to establish Gas Processing Plant (GPP) or CPC. Liberty is relieving from this investment since CPC would be constructed by CN Asia and also add value to the high gas volume in the field.

We note that the concession agreement on subsoil user right is expiring in year 2025. A current subsoil user is entitled to extend the term of its production contract at a Strategic Plot for more than 10 years or assign the subsoil use right over such plot to another person only if one of several conditions is met. COG has clarified the issue regarding subsoil use rights extension process and the Board has been satisfied with the provision of the relevant Kazakhstan Law and the procedures for the application of Block extension as presented in investment portfolio report.

Based on outsourcing operatorship arrangement made with CN Asia to undertake the production of gas and condensate, the returns and cash inflow to COG is as follows:

No.	Description	Year 1	Year 2	Total
1.	Revenue derived from pre-sell oil to CN Asia	US$35M	US$35M	US$70M

COG has suggested that the basis for COG’s overall reserves valuation was established based on Rakushechnoye Field independent valuation performed by Klarenco and best estimate on market valuation of respective reserves by incorporating commercial and financial matrices which were commonly practiced and used by major players of oil & gas industry.

Commercial Valuation of Overall Reserves

As suggested by COG, the commercial valuation of overall reserves was estimated based on independent valuation by Klarenco on the utilized reserves and commercial valuation on best value estimate on unutilized reserves. Based on reserves estimates report by Klarenco, the total recoverable 2P reserves is 381 MBbl. However, as described in their independent valuation report, only 30% or 112.7 MBOE (87.7 MBbl of Oil & 153 MBOE of Gas) of reserves has been utilized over the period of 20 years of commercial production. Table below depicted the total reserves, utilized and unutilized reserves based on Klarenco valuation report.

Reserves	2P Recoverable Reserves	Total Oil Reserve Utilized	Remaining Un-utilized Reserves
Oil Reserves	139 MBbl	87.7 MBbl	51.3 MBbl
Gas Reserves	205 MBOE	25MBOE / 153 BCF	180 MBOE
Condensate Reserves	37 MBbl	-	37 MBbl
TOTAL	381 MBOE	112.7 MBOE	268.3 MBOE

COG believed that the commercial value of condensate reserves can be determine based on GPP feasibility study conducted by Sinopec / CSIC and the value of remaining unutilized gas which can be recovered if the gas sold to pipeline as presented in their investment proposal to Liberty.

The overall reserves valuation estimated by COG are as follows:

No.	Reserves	Valuation Method	Value (US$M)
1.	Oil Reserves	Independent valuation by Klarenco (87.7MBbl utilized out of 139MBbl)	US$427.7
2.	Gas	Gas produced sold to Pipeline – un-utilized gas reserves (180 MBOE) @ US$27/Mm3 – Source: Klarenco Report	US$367
3.	Condensate	Based on Feasibility Study Report by Sinopec / CSIC – total reserves utilized 37 MBbl (100% value US$601M) – 40% value to COG	US$240
Total Valuation			US$1,034.7M

Clarification Note:

The independent valuation of Oil reserves of US$427.7M is entirely derived from valuation of reserves in the mining area of Block A & Block B only. The remaining area outside Block A & B (contingent reserves) was not taken into consideration for reserves valuation by Klarenco.

Upon considering the commercial valuation of COG’s total 2P recoverable reserves based on independent valuation by Klarenco, commercial valuation of unutilized reserves, and net return to COG as a result of outsourcing operatorship of condensate and gas production to CN Asia, the purchase consideration proposed by COG for entire interest in COG is as follows:

Description	US$ Million
Purchase Consideration – Oil Reserves Value	427.7
Royalty on Condensate produced paid annually over the period of commercial production	Minimum US$15M paid annually for the Gas & Condensate produced over the period of commercial production
Royalty on Gas produced paid annually over the period of commercial production

The salient key terms and conditions of the Proposed Acquisition is set forth in Exhibit A hereto (the “Term Sheet”) and is to be inserted in the Business Combination Agreement.

We anticipate the completion of our due diligence of the Company within 30 days but may be extended by mutual agreement to allow for completion of all the required reports and conditions to be met and reviewed by us (the Due Diligence Period”). Key diligence items will be focused on financial due diligence, commercial due diligence, technical reviews, legal due diligence (regulatory risks, contracts, employee issues), the competitive landscape, and M&A strategy.

1.            Definitive Agreements. The obligations of the Public Entity and the Company to consummate the Proposed Acquisition are subject to and conditioned upon the execution of definitive agreements, including a business combination agreement (the “Business Combination Agreement”) and other documents (collectively, the “Definitive Agreements”), containing such terms and provisions as are mutually agreed to by the Parties. The closing of the Proposed Acquisition contemplated hereby (the “Closing”) will be subject to the satisfaction of all conditions precedent to Closing as identified in the Business Combination Agreement.

2.            Confidentiality Agreement. The Parties acknowledge and affirm the terms of the Nondisclosure Agreement, dated as of December 6, 2021 (the “NDA”), between the Public Entity and the Company. The Parties acknowledge and agree that the existence and terms of this AL and the Proposed Transaction are and shall be treated as Confidential Information in accordance with the NDA. Notwithstanding the foregoing, the Company understands and acknowledges that after each Party executes this AL until the end of the Exclusivity Period (as defined below) or such longer period of time mutually agreed to by the Parties, the Public Entity may on a confidential basis disclose the existence and terms of this AL and certain confidential information about the Company that is approved in advance in writing by the Company to certain of its significant existing public stockholders and other selected potential investors who, in each case, are informed of the confidential nature of this AL and such other confidential information and have agreed to keep the existence and terms of this AL and such other confidential information confidential in order to gauge their support of the Proposed Transaction.

3.            Exclusivity. In consideration of the time, effort and expense to be undertaken by the Public Entity in connection with the Proposed Transaction, the Company agrees that during the period from the execution of this AL and ending at 5:00 p.m., New York Time, at the end of the Due Diligence Period as indicated herein and as extended by mutual agreement thereafter (the “Exclusivity Period”), (i) the Company will not, and the Company will cause its Representatives not to, solicit or initiate, engage in or enter into discussions, negotiations or transactions with, or knowingly encourage, or provide any information to, any other person or entity concerning any merger, share exchange, asset acquisition, share purchase, financing transaction, reorganization or similar transaction involving the Company with such other person or entity (the transactions described shall be referred to as “Competing Transactions” or each a “Competing Transaction”), and (ii) the Company will not, and shall cause its Representatives not to, enter into any agreement in principle, letter of intent or definitive agreement, or make any filing with the U.S. Securities and Exchange Commission (the “SEC”) or other governmental authority, with respect to a Competing Transaction, unless required by applicable law. The Company shall, upon execution of this AL, immediately suspend any pre-existing discussion with all parties other than the respective other Party regarding any Competing Transaction. During the Exclusivity Period, the Company will cooperate with the Public Entity and its Representatives regarding due diligence matters and will, upon reasonable advance notice and during normal business hours, afford the Public Entity and its Representatives with reasonable access (to the extent reasonably practicable) to the Company’s and its subsidiaries’ respective books and records and personnel. Upon request by the Public Entity, the Company agrees to make its management reasonably available to participate in a “testing the waters” process in order to determine general interest and market enthusiasm for the Proposed Transaction, as well as any investor meetings (which may occur remotely) with potential investors in any PIPE transaction. For the avoidance of doubt, nothing in the foregoing does or shall be deemed to obligate the Public Entity or its Representatives to conduct any due diligence other than diligence which the Public Entity may, in its sole discretion, determine to conduct. The Exclusivity Period will be extended for an additional 30 days if the Parties have made mutually satisfactory progress in connection with the negotiation of the material terms of the Definitive Agreements and have mutually agreed to extend the Exclusivity Period for an additional 30 days.

4.            Expenses. Except as set forth in any Definitive Agreements entered into by the Parties, each of the Parties will pay its own costs and expenses (including legal, financial advisory, consulting and accounting fees and expenses) incurred at any time in connection with pursuing or consummating the Proposed Transaction; provided that if the transaction closes, the surviving entity shall pay all fees and expenses of each party, including legal, accounting and advisory fees.

5.            Termination. This AL can be terminated as follows: (a) by the mutual written agreement of the Parties to terminate this AL; (b) by the Public Entity at any time and at their sole discretion; (c) by the Company after the expiration of the Exclusivity Period; or (d) upon execution and delivery of the Definitive Agreements. Any termination of this AL pursuant to clauses (b) or (c) above shall be pursuant to a written notice provided by the terminating Party to the other Party and, any termination in accordance with this Section 5 shall be effective upon receipt of such written notice by the non-terminating Party. Upon termination of this AL, this AL will be deemed null and void and of no further force or effect, and all obligations and liabilities of the Parties under this AL or otherwise related to the Proposed Transaction will terminate, except for the respective continuing obligations of the Parties relating to the Binding Matters, which will, except in the case of a termination of this Agreement pursuant to clause (d), survive any termination of this AL indefinitely (unless a lesser period is expressly contemplated by their terms). The termination of this AL will not relieve any of the Parties of liability for such Party’s pre-termination willful and material breach of any of the Binding Matters.

6.            Governing Law; Jurisdiction; Waiver of Jury Trial. This AL and the rights and obligations of the Parties hereunder will be governed by and construed under and in accordance with the laws of New York, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdictions other than New York. Each Party consents and submits to the exclusive jurisdiction of the courts of the State of New York located in the Borough of Manhattan in New York City and the courts of the United States located in the Borough of Manhattan in New York City in the State of New York for the adjudication of any action or legal proceeding relating to or arising out of this agreement and the transactions contemplated hereby (and each Party agrees not to commence any action or legal proceeding relating thereto except in any such court). Each Party hereby irrevocably and unconditionally waives any objection which it may now or hereafter have to the laying of venue in such courts and agrees not to plead or claim in any such court that any such action or legal proceeding brought in any such court has been brought in an inconvenient forum. Each Party hereby agrees that service of any process, summons, notice or document by U.S. certified mail addressed to such Party at the address set forth above (or such other address as notified by either party to the other Party in writing) shall be effective service of process for any such suit, action or proceeding brought against such Party in any such court. Each Party agrees that a final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon such Party and may be enforced in any other courts to whose jurisdiction such Party is or may be subject by suit upon such judgment.

7.            Trust Account Waiver. The Company hereby acknowledges that the Public Entity has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Public Entity’s public stockholders. For and in consideration of the Public Entity’s entering into this AL, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company hereby agrees on behalf of itself and its affiliates that, notwithstanding anything to the contrary herein, as a result of this AL, neither the Company nor any of its affiliates does now or shall at any time have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this AL or any proposed or actual business relationship between the Public Entity or the Public Entity’s Representatives, on the one hand, and the Company or its Representatives, on the other, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”). The Company hereby irrevocably waives (on its own behalf and on behalf of its related parties) any Released Claims that it may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any discussions, contracts or agreements with the Public Entity or this AL and will not seek recourse against the Trust Account (including any distributions therefrom) relating to this AL or for any reason whatsoever. The Company agrees and acknowledges that such irrevocable waiver is material to this AL and specifically relied upon by the Public Entity and the Public Entity’s affiliates to induce the Company to enter in this AL, and the Company further intends and understands such waiver to be valid, binding, and enforceable against the Company and each of its affiliates under applicable law.

8.            Miscellaneous. This AL supersedes any prior written or oral understanding or agreements between the Parties related to the subject matter hereof (other than the NDA). This AL may be amended, modified, or supplemented only by written agreement of the Parties. The headings set forth in this AL are for convenience of reference only and shall not be used in interpreting this AL. In this AL, the term: (i) “including” and “include” mean including without limiting the generality of any description preceding or following such term and shall be deemed in each case to be followed by the words “without limitation;” (ii) “person” shall refer to any individual, corporation, partnership, trust, limited liability company or other entity or association, including any governmental or regulatory body, whether acting in an individual, fiduciary or any other capacity; and (iii) “affiliate” shall mean, with respect to any specified person, any other person or group of persons acting together that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with such specified person. This AL may be executed in any number of counterparts (including by facsimile, pdf, or other electronic document transmission), each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including via www.docusign.com, PDF and any other electronic signature covered by the U.S. Federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

Please acknowledge your acceptance of and agreement to the foregoing by signing and returning to the undersigned as soon as possible a counterpart of this AL.

Sincerely,

Liberty resources acquisition corp.

By:	/s/ Dato’ Maznah Binti Abdul Jalil
Name: Dato’ Maznah Binti Abdul Jalil
Title: Chief Executive Officer

By:	/s/ Dato’ Khalid bin Hj Ahmad
Name: Dato’ Khalid bin Hj Ahmad
Title: Chief Financial Officer

[Signature Page to Acquisition Letter]

Accepted and agreed as of the date first written above.

MARKMORE ENERGY (LABUAN) LIMITED

By:	/s/ Tan Sri Halim Saad
Name: Tan Sri Halim Saad
Title: Executive Chairman

[Signature Page to Acquisition Letter]

Exhibit A

Term Sheet

This Term Sheet is solely for discussion purposes and does not create a binding obligation on either Party to consummate or negotiate the contemplated transactions, and any such obligation will be created only by the execution and delivery of the Definitive Agreements, the provisions of which will supersede this Term Sheet and all other understandings between the Parties. Without limiting the generality of the foregoing, all terms and conditions contained in this Term Sheet are subject to further refinement and detail as the Parties shall mutually agree, as shall be set forth in the Definitive Agreements. All capitalized terms used in this Term Sheet and not otherwise defined herein shall have the respective meanings ascribed to such terms in the letter of intent to which this Term Sheet is attached.

Transaction:	A business combination between the Company and the Public Entity, whose common stock and warrants are listed for trading on the Nasdaq (the “Exchange”), pursuant to which the Public Entity will directly or indirectly acquire 100% of the outstanding equity of the Company in exchange for the consideration described below (the “Business Combination”). The legal transaction structure (including any pre-closing reorganization) will be determined by the Parties based on business, legal, tax, accounting and other considerations (and, in the event the transaction structure results in a person other than the Public Entity being the parent listed company, references in this term sheet to the Public Entity will be deemed to mean such new parent company, as applicable).
Transaction Consideration:

The total consideration provided to the Company’s equity holders (including holders of vested stock options) (the “Existing Equity holders”) in the Business Combination will be US$427.7 million (the “Transaction Consideration”). The settlement to COG shall be combination the following forms;

 i.      To assume the liabilities of COG creditors amounting to US$50 million.

ii.     Cash payment amounting to US$50 million

iii.    Balance shall be in the form shares to be issued to the Seller of equivalent amount of USD327.7 million (US$427.7M – US$50M – US$50M)

Although the current valuation of US$427.7M is based on Independent Valuation Report performed by Klarenco for an assumed production of 87.7 Million barrels of oil and 153 BCF / 25 MBOE of gas, we are prepared to consider to pay the seller for the un-utilized gas and condensate reserves on deferred basis in the form of Royalty on the following manner: -

Royalty on Gas Reserves:

 i.     Upon commencement of commercial production gas, Liberty to pay the seller annually 50% of net revenue (after minus cost/capex) derived from sale of gas attributed to Liberty over the period of commercial production of Gas.

Royalty on Condensate Reserves:

i.    Upon completion of CPC and commencement of commercial production of condensate, Liberty to pay the seller annually 40% of revenue derived from sale of condensate attributed to Liberty over the period of commercial production Condensate.

Although the payment of royalty on gas and condensate revenue is based on production revenue belonging to Liberty, however, Liberty is committed to pay the seller a minimum payment of US$15M annually from the date of commencement of commercial production of gas or condensate or the total royalty payment on the basis as described above, whichever is higher.

The Transaction Consideration will consist of approximately 32.7 million shares of the Public Entity’s common stock issued to the Existing Equity holders (the “Share Consideration”). The Share Consideration will be valued at the price payable to existing holders of the Public Entity’s common stock upon a redemption.

Additional information regarding the transaction consideration and the pro forma ownership of the Public Entity is set forth in Annex A hereto.

Equity Financing:

The Public Entity raised $115 million in its IPO, which amount (net of redemptions) will be released to the Public Entity at the Closing to pay the Cash Consideration, the Primary Capital and transaction expenses.

The Public Entity will also seek to raise additional equity financing from PIPE investors, with the expectation of raising at least $120 million (the “PIPE Financing”). The PIPE Financing will be committed at the time the Business Combination Agreement is signed and will close contingent upon and immediately prior to the Closing Date.

Debt Financing	None.
Dividend Declaration:	Upon closing of the Business Combination, the combined company will declare a dividend in the amount of at least US$0.50 per share payable within sixty days after the Closing.
Board of Directors:	We propose the board of directors of Public Entity at the Closing will consist of (i) 3 directors designated by the Company at least one of whom shall be independent, (ii) 1 director designated by the Public Entity’s sponsor, Liberty Fields LLC (the “Sponsor”) and, (iii) 3 independent directors mutually acceptable to the Company and the Sponsor. The composition of the board of directors of the Public Entity shall comply with the director independence rules as required the by Exchange.
Business Combination Agreement:

The obligations of the Parties will be subject to execution of the Business Combination Agreement containing terms and conditions mutually satisfactory to the Public Entity and the Company. The Business Combination Agreement will include representations, warranties, and covenants customary for a transaction of this nature.

The execution of the Business Combination Agreement is also subject to completion of mutual due diligence by the Public Entity and the Company.

In connection with the entry into the Business Combination Agreement, Company management will provide reasonable cooperation and participation in roadshow presentations to help with Public Entity’s proxy solicitation and stockholder marketing efforts, and reasonably make themselves available to assist in such efforts upon advance written notice.

The Company will request any necessary third-party approvals from the requisite third parties.
Timing:	The target date for signing the Business Combination Agreement and announcement thereof is no later than June 30, 2022 but may be extended to July 31, 2022 by mutual agreement, as required. We anticipate this will be largely driven by the Company’s readiness of PCAOB compliant financial statements and receipt of necessary reports, approvals, and agreements.
Closing Conditions:

The obligations of either Party to consummate the transaction will be subject to customary closing conditions for a transaction of this nature, including without limitation:

(i)       Completion of due diligence including business, legal, tax, and financial (including details of ongoing legal cases or litigation),

(ii)      Delivery of Audited report of COG to comply with PCAOB audit standards,

(iii)     Completion of the PIPE Financing

(iv)     Approval of all Kazakhstan and any other foreign jurisdictions needed to grant approval for share, property, or license transfers,

(v)      Completion of an independent Fairness Opinion on the final transaction terms from a competent, independent their-party selected by the Board of the Public Company,

(vi)     completion of any required stock exchange and regulatory review by the SEC and the Exchange, receipt of any required regulatory approvals, and expiration of any waiting periods under HSR,

(vii)    approval by the Public Entity’s stockholders of the Business Combination and related matters,

(viii)   following from the date of this AL, there shall be no any “adverse material effect” to the Company until the signing of the Business Combination Agreement, and

The Business Combination Agreement will contain mutually agreed customary termination rights for a transaction of this nature.

Lock-Up:	All Share Consideration to be issued in the Business Combination will be subject to a [six-month] lock-up (the “Lock-Up”), subject to exceptions to be agreed upon. To be mutually discussed; provided that Seller shall be released from the Lock-up to pledge the shares in a bona fide loan transaction to capital expenditures of the Company after the Business Combination.

Registration Rights:

The Public Entity will use commercially reasonable efforts to file a shelf registration statement with respect to resales of the Share Consideration and the PIPE shares (if any) within 30 days of Closing and will use its commercially reasonable efforts to cause such shelf registration statement to be declared effective by the SEC as soon as practicable after the filing thereof to facilitate sales of Share Consideration after the expiration of the Lock-Up and sales of the PIPE shares (if any).

Other registration rights are to be set forth in a registration rights agreement providing for customary demand and piggyback registration rights for a transaction of this nature.

Filings:

As soon as practicable following the execution of the Business Combination Agreement, the parties will file all required submissions for stockholder, regulatory and governmental approval, including a proxy statement/prospectus on Form S-4 (the “Proxy Statement”) with the SEC for the purpose of obtaining Public Entity stockholder approval and registering the issuance of Public Entity’s common stock. The Proxy Statement will include audited annual financial statements of the Company prepared in accordance with PCAOB standards as required by applicable securities laws.

Any filing (or similar fees) with respect to any regulatory or governmental approval, including the Proxy Statement, shall be borne 50% by the Public Entity and 50% by the Company.

Governing Law, Jurisdiction:	The Business Combination Agreement and other applicable Definitive Agreements will be governed by New York law, with exclusive jurisdiction of New York.

Annex A

Illustrative Valuation, Sources & Uses and Ownership Table

Based on US$427.7 million Consideration (US$327.7 million Equity Issuance)

Sources (1)
SPAC cash in trust (assuming no redemptions) (1)	$116,725,000
PIPE (2)	$120,000,000
Seller rollover equity (3)	$327,700,000
Total Sources	$564,425,000
Uses
Cash to company balance sheet	$232,700,000
Seller rollover equity	$327,700,000
Transaction Expenses (4)	$4,025,000
Total Uses	$564,425,000

Pro Forma SPAC Ownership Post-Closing (5)

Security Holders	Shares Outstanding	% of Outstanding	Fully-Diluted Shares	Fully-Diluted %
Rollover equity shares for Company shareholders (6)	32,770,000	66.44%	32,770,000	61.06%
SPAC public shareholders (including rights) (7)	1,150,000	2.33%	1,150,000	2.14%
SPAC sponsor promote	2,875,000	5.83%	2,875,000	5.36%
SPAC private placement shares (including rights)	530,275	1.08%	530,275	0.99%
SPAC PIPE shares (2)	12,000,000	24.33%	12,000,000	22.36%
Underwriter IPO shares	0	0.00%	0	0.00%
Public warrants (10)	0	0.00%	4,152,778	7.74%
Private warrants (10)	0	0.00%	191,488	0.36%
Total shares outstanding	49,325,275	100.00%	53,669,541	100.00%

Notes:

(1) the amount from the various sources of cash may change based on (i) the amount of public stockholder redemptions prior to closing (ii) investor interest in the acquisition and (iii) the then current markets for equity and debt financing.

(2) Assumes PIPE funds of US$120,000,000.

(3) Assumes pre-transaction valuation of target company at US$427,200,000.

(4) Assumes cash consideration of US$50,000,000.

(5) Assumes assumption of debt US$50,000,000.

(6) includes differed IPO fees and underwriter business combination fee, working capital account, does not include additional fees from service providers at closing (such as legal, audit, and financial advisors).

(7) Assumes that there are no new awards under any new Surviving Company equity incentive plan. Assumes that there are no adjustments to the transaction consideration.

(8) Assuming a redemption price per share of $10.

(9) Assumes public investors redemptions of 0%.

(10) Assumes warrants exercised on a cashless basis at $18 market price.

(11) Original IPO $115,000,000.

Suite 500, 78 SW 7th Street

Miami, Florida 33130

United States of America

Liberty Resources Acquisition Corp.

CONFIDENTIAL

August 5, 2022

Markmore Energy (Labuan) Limited
43-G The Boulevard Mid Valley City
Lingkaran Syed Putra
59200 Kuala Lumpur
Malaysia

c/o: Tan Sri Halim Saad, Executive Chairman

Re:	First Amendment to Acquisition Letter

Dear Tan Sri:

We refer to the Acquisition Letter (the “AL”) dated 16 May, 2022 from Liberty Resources Acquisition Corp. (the “Public Entity”) to Markmore Energy (Labuan) Limited (“Markmore”) regarding the Public Entity’s offer to acquire Markmore’s wholly-owned subsidiary, Caspi Oil Gas LLP (“COG” or the “Company”). Initially capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the AL.

The Public Entity, Markmore and the Company hereby agree to amend the AL as follows:

A.            In order to add Markmore to the definition of “Party” for purposes of the AL, the final sentence of the first paragraph of the AL is hereby amended and restated to read in its entirety as follows:

“This AL provides for the salient terms and conditions of the business combination (the “Proposed Acquisition”) involving Liberty Resources Acquisition Corp., a Nasdaq-listed exempted company incorporated in the State of Delaware (NASDAQ: LIBY) (the “Public Entity”) and the Company (the Public Entity, Markmore Energy (Labuan) Limited and the Company, together shall be referred to as the “Parties” and each as a “Party”)”.

B.             Numbered paragraph 1 of the AL is hereby amended by the addition of the following sentence to the end of the paragraph:

“Subject to numbered paragraph 9 of this AL, the Parties hereby agree to use their reasonable best efforts to negotiate, finalize, approve and execute the Business Combination Agreement on or before the termination of the Exclusivity Period.”

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C.             The first sentence of the third paragraph on page 9 of the AL is hereby amended and restated to read in its entirety as follows (it being understood that this change will result in a corresponding extension of the Exclusivity Period to September 15, 2022):

“We anticipate the completion of our due diligence of the Company by September 15, 2022, which date may be extended by mutual agreement to allow for completion of all the required reports and conditions to be met and reviewed by us (the “Due Diligence Period”).”

D.            The third sentence of numbered paragraph 5 of the AL is hereby amended and restated to read in its entirety as follows:

Upon termination of this AL, this AL will be deemed null and void and of no further force or effect, and all obligations and liabilities of the Parties under this AL or otherwise related to the Proposed Transaction will terminate, expect for the respective continuing obligations of the Parties relating to numbered paragraphs 1 to 9 (the “Binding Matters”), which will, except in the case of a termination of this Agreement pursuant to clause (d), survive any termination of this AL indefinitely (unless a lesser period is expressly contemplated by their terms).

E.             The following paragraph is hereby added as a new numbered paragraph 9 of the AL immediately following numbered paragraph 8 of the AL:

“9.   Enforceable Agreement. The Binding Matters of this AL shall constitute binding commitments and agreements between the Parties, enforceable by each of the Parties in accordance with their respective terms. Notwithstanding the foregoing, the obligations of the Parties to enter into the Definitive Agreements are subject to satisfaction of each of the following conditions at or before the ending of the Exclusivity Period:

a.	Each Party shall have completed all due diligence to the reasonable satisfaction of such Party;
b.	The Parties shall have negotiated a final execution version of the definitive Business Combination Agreement and the forms of all ancillary agreements relating to the Proposed Transactions, all to the reasonable satisfaction of each Party;
c.	Each creditor of the Company from whom a consent is required to be obtained prior to the Company entering into and consummating the definitive Business Combination Agreement and the Proposed Transactions shall have provided such consent, and each such consent shall remain in full force and effect;
d.	The Company shall have delivered to the Public Entity financial statements of the Company as of and for the year ended December 31, 2021 audited in accordance with U.S. Public Company Accounting Oversight Board (PCAOB) standards.
e.	The board of directors of the Public Entity shall have approved the Public Entity entering into the Business Combination Agreement and the Proposed Transactions;
f.	The board of directors and shareholders of Markmore shall have approved entering into the Business Combination Agreement and the Proposed Transaction;
g.	The board of directors of the Public Entity shall have received a fairness opinion from an independent investment banking firm that consideration paid in the transaction is fair, from a financial point of view to the stockholders of the Public Entity;
h.	The Public Entity shall have received binding commitments from investors for a PIPE Financing of at least $120 million and such commitments shall remain in full force and effect.”

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F.           The AL is hereby amended by adding the Company as a signatory to the AL.

G.           The initial sentence of the first paragraph of Exhibit A is hereby amended to read in its entirety as follows:

“Except as set forth in paragraph 9 of the Acquisition Letter to which this Term Sheet is attached, this Term Sheet is solely for discussion purposes and does not create a binding obligation on any Party to consummate or negotiate the contemplated transactions, and any such obligation will be created only by the execution and delivery of the Definitive Agreements, the provisions of which will supersede this Term Sheet and all other understandings between the Parties.”

H.           Except as set forth herein, the AL remains in full force and effect in accordance with its terms.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

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Please acknowledge your acceptance of and agreement to the foregoing by signing and returning to the undersigned as soon as possible a counterpart of this Amendment.

Sincerely,

LIBERTY RESOURCES ACQUISITION CORP.

By:	/s/ Dato’ Maznah Binti Abdul Jalil
Name: Dato’ Maznah Binti Abdul Jalil
Title: Chief Executive Officer

By:	/s/ Dato’ Khalid bin Hj Ahmad
Name: Dato’ Khalid bin Hj Ahmad
Title: Chief Financial Officer

[Signature Page to First Amendment to Acquisition Letter]

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Accepted and agreed as of the date first written above.

MARKMORE ENERGY (LABUAN) LIMITED

By:	/s/ Tan Sri Halim Saad
Name: Tan Sri Halim Saad
Title: Executive Chairman

CASPI OIL GAS LLP

By:	/s/ Izbassarov Saurbay
Name: Izbassarov Saurbay
Title: General Director

[Signature Page to First Amendment to Acquisition Letter]

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